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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)1


                                   HI/FN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                    428358105
--------------------------------------------------------------------------------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 9


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CUSIP NO. 428358105                 FORM 13G                         Page 2 of 9


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     IDANTA PARTNERS LTD.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS, UNITED STATES OF AMERICA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           440,287 (1)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          None
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         440,287 (1)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            None
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    440,287

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    6.8% (2)

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                    PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) As exercised by its general partners, The Dunn Family Trust, David J. Dunn, Trustee, and Jonathan Huberman.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 6,483,000 shares of the Stock outstanding.


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CUSIP NO. 428358105                 FORM 13G                         Page 3 of 9

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     THE DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           89,088
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          440,287 (1)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         89,088
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            440,287 (1)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    529,375 (2)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    8.2% (3)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                    OO   (GRANTOR TRUST FOR INDIVIDUAL)
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1) Solely in his capacity as Trustee of The Dunn Family Trust, a general partner of Idanta Partners Ltd.
(2) By virtue of (1) and his individual ownership of 89,088 shares of the Stock.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 6,483,000 shares of the Stock outstanding.


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CUSIP NO. 428358105                 FORM 13G                         Page 4 of 9


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     JONATHAN HUBERMAN
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           NONE
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          440,287 (1)
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         NONE
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            440,287 (1)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    440,287 (1)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    6.8% (2)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                    IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


(1)   Solely in his capacity as a general partner of Idanta Partners Ltd.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 6,483,000 shares of the Stock outstanding.


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CUSIP NO. 428358105                 FORM 13G                         Page 5 of 9


ITEM 1(a)      NAME OF ISSUER.

    The name of the Issuer is Hi/fn, Inc. (the "Issuer").

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

    The principal executive offices of the Issuer are located at 750 University Avenue, Los Gatos, CA 95032.

ITEM 2(a)      NAMES OF PERSONS FILING.

    Pursuant to Rule 13d-1(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this report on Schedule 13G on behalf of Idanta Partners Ltd., a Texas limited partnership ("IPL"), David J. Dunn ("DJD"), Trustee of The Dunn Family Trust ("DFT"), a general partner of IPL, and Jonathan Huberman, a general partner of IPL ("JH"). IPL, DJD, DFT and JH are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 2(b)&(c) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE; CITIZENSHIP.

    1)    Idanta Partners Ltd.

    IPL is a Texas limited partnership. The principal business address of IPL, which also serves as its principal office, is 4660 La Jolla Village Drive, Suite 850, San Diego, CA 92122.

    2)    David J. Dunn, Trustee of The Dunn Family Trust, a grantor trust

    DJD is a citizen of the United States of America. DJD's principal business address is 4660 La Jolla Village Drive, Suite 850, San Diego, CA 92122. DFT is a California grantor trust. DFT's principal business address is 4660 La Jolla Village Drive, Suite 850, San Diego, CA 92122.

    3)    Jonathan Huberman, general partner of IPL

    JH is a citizen of the United States of America. JH's principal business address is 4660 La Jolla Village Drive, Suite 850, San Diego, CA 92122.


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CUSIP NO. 428358105                 FORM 13G                         Page 6 of 9



ITEM 2(d)      TITLE OF CLASS OF SECURITIES.

    This Schedule 13G Statement relates to the Common Stock, $.001 par value per share, of the Issuer (the "Stock").

ITEM 2(e)      CUSIP NUMBER.

    The CUSIP Number of the Stock is 428358105.

ITEM 3         FILING PURSUANT TO RULE 13d-1(c).

    This Schedule 13G statement is being filed pursuant to Rule 13d-1(c).

ITEM 4         OWNERSHIP.

    (a)-(b)

    1)         IPL

    The aggregate number of shares of the Stock that IPL owns beneficially, pursuant to Rule 13d-3 of the Act, is 440,287, which constitutes approximately 6.8% of the outstanding shares of the Stock.

    2)         DJD

    Because of his position as Trustee of DFT, a general partner of IPL, and because of DFT's ownership of 89,088 shares of the Stock, DJD may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 529,375 shares in the aggregate, which constitutes approximately 8.2% of the outstanding shares of the Stock.

    3)         JH

    Because of his position as a general partner of IPL, JH may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 440,287 shares in the aggregate, which constitutes approximately 6.8% of the outstanding shares of the Stock.


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CUSIP NO. 428358105                 FORM 13G                         Page 7 of 9


    (c)

    1)         IPL

    Acting through its general partners, IPL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 440,287 shares of the Stock.

    2)         DJD

    In his capacity as Trustee of DFT, a general partner of IPL, DJD has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 440,287 shares of the Stock. DJD shares such power with JH. DJD also has the sole power to vote or direct the vote and to dispose or to direct the disposition of 89,088 shares of the Stock owned by DFT.

    3)         JH

    In his capacity as a general partner of IPL, JH has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 440,287 shares of the Stock. JH shares such power with DJD.

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

    Not applicable.

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

    Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

    Not applicable.

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

    This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1). The agreement required by Rule 13d-1(k)(1) is attached hereto as Exhibit A.

ITEM 9         NOTICE OF DISSOLUTION OF GROUP.

    Not applicable.


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CUSIP NO. 428358105                 FORM 13G                         Page 8 of 9


ITEM 10        CERTIFICATION.

    By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 1999

IDANTA PARTNERS LTD.
a Texas limited partnership


By: /s/ Jonathan Humberman
   ------------------------------------
    Jonathan Huberman, General Partner


THE DUNN FAMILY TRUST


By: /s/ David J. Dunn
   ------------------------------------
    David J. Dunn, Trustee


/s/ Jonathan Huberman
---------------------------------------
Jonathan Huberman



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CUSIP NO. 428358105                 FORM 13G                         Page 9 of 9

                                   EXHIBIT "A"

    Pursuant to Rule 13d-1(k)(1) of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth below.



IDANTA PARTNERS LTD.
a Texas limited partnership


By: /s/ Jonathan Huberman
   ------------------------------------
   Jonathan Huberman, General Partner


THE DUNN FAMILY TRUST


By: /s/ David J. Dunn
   ------------------------------------
   David J. Dunn, Trustee


/s/ Jonathan Huberman
---------------------------------------
Jonathan Huberman